                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                   TEFRON LTD.
                                   -----------
                                (Name of Issuer)

            SERIES A ORDINARY SHARES, PAR VALUE NIS 1.00 PER SHARE *
            --------------------------------------------------------
                         (Title of Class of Securities)

                                  M8-7482-10-1
                                  ------------
                                 (CUSIP Number)

                                   MEIR SHAMIR
                          MIVTACH SHAMIR HOLDINGS LTD.
                           BEIT SHARVAT 4 KOYFMAN ST.
                            TEL - AVIV 68012, ISRAEL
                                972 - 3 - 5162626
                                -----------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 APRIL 22, 2004
                                 --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13D/A-1(b)(3) or (4), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

* "NIS" represents the New Israeli Shekel, the currency of the State of Israel.

                                      -1-

CUSIP NO. M8-7482-10-1                                         PAGE 2 OF 9 PAGES

--------------------------------------------------------------------------------
       NAME OF REPORTING PERSON: Mivtach Shamir Holdings Ltd.
  1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not Applicable
--------------------------------------------------------------------------------
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
  2    (a)  x
       (b)
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
       SOURCE OF FUNDS:
  4    WC
--------------------------------------------------------------------------------
       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  5    TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       The State of Israel
--------------------------------------------------------------------------------

                               7     SOLE VOTING POWER
                                     0

                              --------------------------------------------------

        NUMBER OF              8     SHARED VOTING POWER
          SHARES                     9,736,737 (1)
       BENEFICIALLY
         OWNED BY             --------------------------------------------------
           EACH
        REPORTING              9     SOLE DISPOSITIVE POWER
          PERSON                     0
           WITH
                              --------------------------------------------------

                              10    SHARED DISPOSITIVE POWER
                                    4,894,412 (2)
--------------------------------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        4,894,412 (2)
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        28.76%
--------------------------------------------------------------------------------
14E     TYPE OF REPORTING PERSON
        CO
--------------------------------------------------------------------------------

                                      -2-

CUSIP NO. M8-7482-10-1                                         PAGE 3 OF 9 PAGES

   (1) As set forth in the Agreement attached hereto as Exhibit 7(c), the reporting persons share voting power with Arwol Holdings Ltd. ("Arwol") and
   MacPell Industries Ltd. ("MacPell") both of which, collectively, hold
   4,842,325 Series A Ordinary Shares. The reporting persons disclaim beneficial ownership of any of the Series A Ordinary Shares held by MacPell and Arwol.

   As set forth in the voting agreement attached hereto as Exhibit 7(b), Mr.
   Meir Shamir and Ashtrom Industries Ltd. share voting power with respect to their shares of Mivtach Shamir Holdings Ltd.

   (2) For purposes of Section 13(d) or Section 13(g) of the Securities
   Exchange Act of 1934, each of Mr. Meir Shamir and Mivtach Shamir may be deemed to beneficially own an aggregate of 4,894,412 Series A Ordinary
   Shares held by Norfet, Limited Partnership ("Norfet") where (i) Mivtach
   Shamir is a partner of Norfet and holds 34.45% partnership interest of
   Norfet and (ii) Mr. Meir Shamir is a chairman of Mivtach Shamir. Each of
   Mr. Meir Shamir and Mivtach Shamir disclaims beneficial ownership of any of the Series A Ordinary Shares held by Norfet.

                                      -3-

CUSIP NO. M8-7482-10-1                                         PAGE 4 OF 9 PAGES

--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON: Mr. Meir Shamir
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not Applicable
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a)  x
        (b)
--------------------------------------------------------------------------------
  3     SEC USE ONLY
--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS
        WC
--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        The State of Israel
--------------------------------------------------------------------------------

                                     7     SOLE VOTING POWER
                                           0

                                    --------------------------------------------

           NUMBER OF                 8     SHARED VOTING POWER
             SHARES                        9,736,737 (1)
          BENEFICIALLY
            OWNED BY                --------------------------------------------
              EACH
           REPORTING                 9     SOLE DISPOSITIVE POWER
             PERSON                        0
              WITH
                                    --------------------------------------------

                                    10    SHARED DISPOSITIVE POWER
                                          4,984,412 (2)
--------------------------------------------------------------------------------

11       GGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,984,412 (2)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*
         28.76%
--------------------------------------------------------------------------------
14E      TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

                                      -4-

CUSIP NO. M8-7482-10-1                                         PAGE 5 OF 9 PAGES

  (1) As set forth in the Agreement attached hereto as Exhibit 7(c)
  ("Arwol/MacPell Purchase Agreement"), the reporting persons share voting power with Arwol Holdings Ltd. ("Arwol") and MacPell Industries Ltd.
  ("MacPell") both of which, collectively, hold 4,842,325 Series A Ordinary
  Shares. The reporting persons disclaim beneficial ownership of any of the
  Series A Ordinary Shares held by MacPell and Arwol.

  As set forth in the voting agreement attached hereto as Exhibit 7(b), Mr.
  Meir Shamir and Ashtrom Industries Ltd. share voting power with respect to their shares of Mivtach Shamir Holdings Ltd.

  (2) For purposes of Section 13(d) or Section 13(g) of the Securities
  Exchange Act of 1934, each of Mr. Meir Shamir and Mivtach Shamir may be deemed to beneficially own an aggregate of 4,894,412 Series A Ordinary
  Shares held by Norfet, Limited Partnership ("Norfet") where (i) Mivtach
  Shamir is a partner of Norfet and holds 34.45% partnership interest of
  Norfet and (ii) Mr. Meir Shamir is a chairman of Mivtach Shamir. Each of
  Mr. Meir Shamir and Mivtach Shamir disclaims beneficial ownership of any of the Series A Ordinary Shares held by Norfet.

                                       -5-

                                                               PAGE 6 OF 9 PAGES

ITEM 1.  SECURITY AND ISSUER.

TITLE OF CLASS OF EQUITY SECURITIES:                 Series A Ordinary Shares,
                                                     par value NIS
                                                     1.00 per Share
                                                     (the "Shares")

NAME OF ISSUER:                                      Tefron Ltd.

ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:     28 Chida Street, Bnei-Brak
                                                     51371, ISRAEL

ITEM 2.  IDENTITY AND BACKGROUND.

(i) Mivtach Shamir Holdings Ltd. is a corporation organized under the laws of the State of Israel traded in the Tel Aviv Stock Exchange. Its principal business is investment in securities and companies.

(ii) Messrs. Meir Shamir, Yeheskel Dovrat, Avraham Nussbaum, Uri Shani and
Ariela Goldman, the sole directors of Mivtach Shamir Holdings Ltd., are citizens of the State of Israel. Messrs. Uri Shani and Ariela Goldman are the external directors of Mivtach Shamir Holdings Ltd. according to the Companies Law of the
State of Israel.

         The principal business address for each of the reporting and other enumerated persons is Mivtach Shamir Holdings Ltd. Beit Sharvat, 4 Koyfman st.
Tel Aviv 68012, Israel.

         During the last five years, none of the reporting and other enumerated persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a reporting or other enumerated person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Norfet purchased the Shares in two transactions. Norfet purchased
3,529,412 Shares from the issuer in a private placement (the "PIPE Transaction")
and Norfet purchased 1,365,000 Shares from Arwol Holdings Ltd. ("Arwol") and
Macpell Industries Ltd. ("Macpell"), in equal parts, (the "Purchase
Transaction") pursuant to the Arwol/MacPell Purchase Agreement. Norfet closed both the PIPE Transaction and the Purchase Transaction on April 22, 2004. The
aggregate purchase price for the Shares that Norfet acquired was $22,559,370.
Norfet used working capital to fund 63% of the purchase price for the Shares, and it used two loans, made by commercial banks in the ordinary course of business, to fund the remaining 37% of the purchase price for the Shares.

                                      -6-

                                                               PAGE 7 OF 9 PAGES

ITEM 4. PURPOSE OF TRANSACTION.

(a) The Shares were acquired for investment purposes.

(d) According to Section 5.1 of the Arwol/MacPell Purchase Agreement among
Norfet, MacPell and Arwol (collectively, the "Shareholders"), which Agreement became effective as of April 22, 2004, the Shareholders agreed to vote all of the Ordinary Shares owned or controlled by them for the election to the issuer's
Board of Directors of: (i) three members (of whom at least one shall be female and at least one shall qualify as an "independent director" as such term is defined under the rules applicable to companies listed on the NYSE) and, subject to applicable law and as of the issuer's first Annual General Meeting in 2004 -
one external director, that shall be designated by Norfet; (ii) three members
(of whom at least one shall qualify as an independent director and shall qualify as a "financial expert" (as such term is defined under the rules applicable to companies listed on the NYSE) and, subject to applicable law and as of issuer's first Annual General Meeting in 2004 - one external director, that shall be designated by Macpell and Arwol; and (iii) the issuer's Chief Executive Officer.

(e) Pursuant to Section 5.5 of the Arwol/MacPell Purchase Agreement, the
Shareholders have agreed to formulate a dividend distribution policy for the issuer, which policy shall provide for the distribution of an annual amount with respect to calendar 2004 and with respect to calendar 2005, as is set forth in the Agreement. The Shareholders have further agreed to utilize their best efforts to cause the issuer to adopt such policy, subject to the provisions of applicable law (including, without limitation, NYSE requirements), the issuer's contractual obligations and commitments and the decisions of the Board of
Directors, all as is set forth in the Agreement.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) For purposes of Section 13(d), Norfet, Mivtach Shamir and Mr. Meir Shamir
(the "reporting persons") beneficially own an aggregate of 4,894,412 Shares, which constitutes 28.76% of the class. Together with Arwol Holdings Ltd.
("Arwol") and MacPell Industries Ltd. ("MacPell"), as is set forth in the
Arwol/MacPell Purchase Agreement, the reporting persons may be deemed to beneficially own 9,736,737 Shares, constituting 57.22% of the class. The reporting persons disclaim beneficial ownership of any Shares held by MacPell and Arwol.

(b) The reporting persons have shared power to direct the vote, dispose and direct the disposition of the 4,894,412 Shares held by Norfet, constituting
28.86% of the class. Together with Arwol and MacPell, as set forth in the
Arwol/MacPell Purchase Agreement, the reporting persons may be deemed to share the power to vote and direct the vote of 9,736,737 Shares, constituting 57.22%
of the class. The reporting persons disclaim beneficial ownership of any Shares held by MacPell and Arwol.

                                      -7-

                                                               PAGE 8 OF 9 PAGES

(c) Norfet purchased 3,529,412 Shares at an average price of $4.25 per Share from the issuer in a private placement that closed on April 22, 2004. The purchase price is subject to adjustment as set forth in the Share Purchase
Agreement attached hereto as Exhibit 7(d). On April 22, 2004, Norfet purchased
1,365,000 Shares from MacPell and Arwol pursuant to the Arwol/MacPell Purchase
Agreement. The purchase price per Share was $5.538, subject to adjustments as set forth in the Arwol/MacPell Purchase Agreement.

(d) As set forth in Section 1.1(c) of the Arwol/MacPell Purchase Agreement,
MacPell and Arwol have, under the circumstances set forth therein, the right to a portion of the proceeds of the sale of certain of the Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

In addition to the arrangements described in Items 3, 4, and 5, Norfet has pledged 2,117,647 of the Shares to the bank the funded a portion of the purchase price for the PIPE Transaction, and Norfet has pledged 546,000 to the bank that funded a portion of the purchase price for the Purchase Transaction.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

(a) Joint Filing Agreement.

(b) Voting Agreement between Meir Shamir and Ashtrum Industry Ltd., dated as of
December 22, 1997, and amended on April 22, 2002.

(c) Agreement dated as of February 17, 2004 by and among Arwol Holdings Ltd.,
Macpell Industries Ltd., and Norfet Limited Partnership.

(d) Share Purchase Agreement dated February 17, 2004, by and between Tefron Ltd.
and Norfet Limited Partnership, including related Registration Rights Agreement attached as a schedule. (incorporated by reference to Exhibit 4.9 to the
Issuer's Annual Report on Form 20-F for the fiscal year ended December 31,
2003).

                                      -8-

                                                               PAGE 9 OF 9 PAGES

                                    SIGNATURE
                                    ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 22, 2006

MIVTACH SHAMIR HOLDINGS LTD.

By: /s/ MEIR SHAMIR
    ---------------
Name:   Meir Shamir
Title:  Chairman

/s/ MEIR SHAMIR
---------------
Mr. Meir Shamir

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                      -9-